Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-1G TRUST

     Quarterly Noteholders Report Related to the August 27, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $730,250,475.00
first  day after  the  Payment  Date  occurring  during  the                       AUD $1,237,075,886.41
collection period:                                                      B1 Notes:  USD $15,091,483.15
                                                                                   AUD $24,384,813.07


Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $2,892,603.27
on the Payment Date being 27th August 2003:
                                                                        B1 Notes:  USD $82,149.93


Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $36,702,693.94
each class of notes on the Payment Date being 27th August 2003:
                                                                        B1 Notes:  USD $758,522.34


Income for the collection period:                                       AUD $22,914,764.09


The Mortgage Principal Repayments for the collection period:            AUD $92,781,845.00


Expenses of the trust for the collection period:                        AUD $19,265,900.88


Aggregate  of all redraws on the  housing  loans made during            AUD $24,473,412.00
the collection period:


Interest  rates  (US all in) applicable for interest period             A2 Notes: 1.4100%
ending 28th November 2003:                                              B1 Notes: 1.9900%

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $2,053,644.00
the collection period:                                                  Unscheduled:    AUD $90,728,201.00


Aggregate of outstanding balances of housing loans as at the            18 August 2003: AUD $1,293,214,745.00
last of day of the collection period:


Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.83%
                                                                        30-59    0.26%
                                                                        60+      0.12%
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